Exhibit 12.1

CHAMBERS STREET PROPERTIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Add:
Loss Before Gain on Conversion of Equity Interest to Controlling Interest, Provision for Income Taxes and Equity in Income from Unconsolidated Entities	(7,382)	(47,008)	(23,947)	(18,971)	(21,068)
Fixed Charges (See Below)	47,527	35,278	33,568	14,932	11,286
Subtract
Capitalized Interest	—	1,205	79	—	—
Earnings (Loss)	40,145	(12,935)	9,542	(4,039)	(9,782)
Fixed Charges
Interest Expense	47,295	33,845	33,261	14,704	11,058
Capitalized Interest	—	1,205	79	—	—
Ground Lease Payments	232	228	228	228	228
Total Fixed Charges	47,527	35,278	33,568	14,932	11,286
Consolidated Ratio of Earnings (Loss) to Fixed Charges	0.84	(0.37)	0.28	(0.27)	(0.87)
Deficiency	$(7,382)	$(48,213)	$(24,026)	$(18,971)	$(21,068)